UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 14, 2026

IRON HORSE ACQUISITION II CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-43021	98-1885362
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

851 Broken Sound Parkway NW, Suite 230

Boca Raton, FL 33487
(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code:

(310) 290-5383

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one ordinary share, $0.0001 par value, and one-right	IRHOU	The Nasdaq Stock Market LLC
Ordinary shares, par value $0.0001 per share	IRHO	The Nasdaq Stock Market LLC
Right-each right entitles the holder thereof to receive one-tenth (1/10) of an ordinary share	IRHOR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

On May 14, 2026, Iron Horse Acquisition II Corp. (“IRHO”) entered into an Amendment (the “Amendment”) to the Merger Agreement by and among IRHO, IRHO Merger Sub Inc., a Delaware corporation and a direct, wholly owned subsidiary of IRHO (“Merger Sub”), and Electra Vehicles, Inc., a Delaware corporation (“Electra”) (as it may be amended and/or restated from time to time, the “Merger Agreement”) entered into by the parties in connection with the proposed business combination between IRHO and Electra (the “Business Combination”).

Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein have the meanings given to them in the Merger Agreement.

Among other things , the Amendment revises certain provisions of the Merger Agreement including:

●	the definitions of Aggregate Merger Consideration, Company Earnout Holders, Conversion Ratio;

●	the calculation of the Aggregate Merger Consideration and Conversion Ratio;

●	the treatment of the Company Convertible Notes to be issued in connection with Electra’s bridge financing;

●	Minimum Ownership Threshold provisions; and

●	the earnout share provisions applicable following the closing of the Business Combination.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by the Amendment, which is filed hereto as Exhibit 2.1 and incorporated herein by reference.

Item 8.01. Other Events.

On May 15, 2026, Iron Horse Acquisition II Corp., a Cayman Islands exempted company (“IRHO”), announced they have filed a registration statement (the “Registration Statement”) on Form S-4 with the Securities and Exchange Commission.

Attached as Exhibit 99.1 to this Current Report on Form 8-K is a copy of the press release issued by IRHO announcing the filing of the Registration Statement.

On May 16, 2026, Electra Vehicles, Inc. (“Electra”) issued a letter to its shareholders announcing the filing of the Registration Statement and outlining contemplated steps around the Business Combination. A copy of the letter is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Important Information About the Business Combination and Where to Find It

The Business Combination will be submitted to shareholders of IRHO for their consideration. IRHO and Electra have filed a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which includes a preliminary proxy statement/prospectus (a “Proxy Statement/Prospectus”). A definitive Proxy Statement/Prospectus will be mailed to IRHO’s shareholders as of a record date to be established for voting on the Business Combination and other proposals. IRHO may also file other relevant documents regarding the Business Combination with the SEC. IRHO’s shareholders and other interested persons are advised to read, once available, the preliminary Proxy Statement / Prospectus and any amendments thereto and, once available, the definitive Proxy Statement/Prospectus, in connection with IRHO’s solicitation of proxies for its extraordinary meeting of shareholders to be held to approve, among other things, the Business Combination, because these documents will contain important information about IRHO, Electra and the Business Combination. Shareholders may also obtain a copy of the preliminary or definitive Proxy Statement/Prospectus, once available, as well as other documents filed with the SEC regarding the Business Combination and other documents filed with the SEC by IRHO, without charge, at the SEC’s website located at www.sec.gov or by directing a request to: IRHO’s Chief Executive Officer at 851 Broken Sound Parkway NW, Suite 230, Boca Raton, FL 33487.

Participants in the Solicitation

IRHO and Electra and certain of their respective directors, executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the Business Combination under the rules of the SEC. Information about (i) the directors and executive officers of IRHO is set forth in the IRHO Annual Report on Form 10-K for the year ended November 30, 2025, which was filed with the SEC on February 13, 2026, and (ii) a description of the interests of the directors and executive officers of IRHO and Electra, and the Business Combination, will be contained in the Registration Statement and the Proxy Statement/Prospectus when available, which documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

The disclosure herein includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward looking. These forward-looking statements include, but are not limited to, (1) statements regarding estimates and forecasts of other financial, performance and operational metrics and projections of market opportunity; (2) references with respect to the anticipated benefits of the proposed Business Combination and the projected future financial performance of Electra following the proposed Business Combination; (3) changes in the market for Electra’s services and technology, expansion plans and opportunities; (4) Electra’s unit economics; (5) the sources and uses of cash in connection with the proposed Business Combination; (6) the anticipated capitalization and enterprise value of IRHO following the consummation of the proposed Business Combination; (7) the projected technological developments of Electra; (8) current and future potential commercial and customer relationships; (9) the ability to operate efficiently at scale; (10) anticipated investments in capital resources and research and development, and the effect of these investments; (11) the amount of redemption requests made by IRHO’ public shareholders; (12) the ability of Electra to issue equity or equity-linked securities in the future; (13) the failure to achieve the minimum cash at closing requirements; (14) the inability to obtain or maintain the listing of the combined company’s common stock on Nasdaq following the Proposed Business Combination, including but not limited to redemptions exceeding anticipated levels or the failure to meet Nasdaq's initial listing standards in connection with the consummation of the Proposed Business Combination; and (15) expectations related to the terms and timing of the proposed Business Combination. These statements are based on various assumptions, whether or not identified in this release, and on the current expectations of IRHO’s and Electra’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of IRHO and Electra. These forward-looking statements are subject to a number of risks and uncertainties, as set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the IRHO Annual Report on Form 10-K for the year ended November 30, 2025, which was filed with the SEC on February 13, 2026, and/or will be contained in the Registration Statement and the Proxy Statement/Prospectus when available, and in those other documents that IRHO has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. The risks and uncertainties above are not exhaustive, and there may be additional risks that neither IRHO nor Electra presently know or that IRHO and Electra currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward looking statements reflect IRHO’s and Electra’s expectations, plans or forecasts of future events and views as of the date of this Current Report on Form 8-K. IRHO and Electra anticipate that subsequent events and developments will cause IRHO and Electra’s assessments to change. However, while IRHO and Electra may elect to update these forward-looking statements at some point in the future, IRHO and Electra specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing IRHO’s and Electra’s assessments as of any date subsequent to the date of this release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the Business Combination, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This Current Report on Form 8-K does not constitute either advice or a recommendation regarding any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act, or an exemption therefrom.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description
2.1	Amendment to Merger Agreement, dated May 14, 2026, by and among Iron Horse Acquisition II Corp., Electra Vehicles, Inc. and IRHO Merger Sub. Inc.

99.1	Press Release dated May 15, 2026

99.2	Letter to Shareholders of Electra Vehicles, Inc. dated May 16, 2026

104	Cover Page Interactive Data File (embedded with the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRON HORSE ACQUISITION II CORP.

By:	/s/ Jose Bengochea
	Name:	Jose Bengochea
	Title:	Chief Executive Officer

Date: May 18, 2026

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